UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 10.440.482/0001-54

Company Registration (NIRE) No. 35.300.567.064

Minutes of the Board of Directors Meeting held on January 31st, 2022

DATE, TIME AND PLACE: On January 31st, 2022, at 9:30 a.m., by audioconference, the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Company” or “Getnet”) has met in its headquarters at Av. Pres. Juscelino Kubitschek, 2041, Bloco A - Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Carlos Rey de Vicente – Chairman; Daniela Mussolini Llorca Sanchez – Secretary.

AGENDA: in continuity with the succession process announced on December 17th, 2021, resolve on: (i) the acceptance of resignation of Mr. Pedro Carlos Araújo Coutinho from the position of Chief Executive Officer and Member of the Board of Directors of the Company and (ii) the election of Mr. Cassio Schmitt, to the position of Chief Executive Officer of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously resolved:

(i) to accept the resignation of Mr. Pedro Carlos Araújo Coutinho, Chief Executive Officer and member of the Company's Board of Directors, divorced, business administrator, holder of the Identity Card RG No. M-3.040.237 SSP/MG, enrolled with the CPF/ME under No. 517.786.886-91, clarifying that Mr. Pedro Carlos Araújo Coutinho will conclude his terms as Chief Executive Officer and member of the Company's Board of Directors on March 31st, 2022;

(ii) to approve the appointment of the current Executive Vice-President Director, Mr. Cassio Schmitt, Brazilian, married, economist, holder of the Identity Card RG nº 54.623.554-2 SSP/SP, enrolled in the CPF/ME under nº 581.099.430-04, to the position of President Director of the Company, and his mandate as President Director will begin on April 1st, 2022.

Finally, the Board members thanked Mr. Pedro Carlos Araújo Coutinho for his valuable contributions to the Company during the period in which he was part of its Executive Board and Board of Directors. It was recorded in the minutes that the movements approved herein (i) will be effective as of April 1st, 2022; and (ii) had their approvals recommended by the Compensation and Nomination Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Carlos Rey de Vicente, President. Daniela Mussolini Llorca Sanchez, Secretary. Signatures: Mr. Carlos Rey de Vicente – Chairman; Mr. Pedro Carlos Araújo Coutinho – Vice President; Ignacio Narvarte Ichazo, Javier San Félix Garcia and Marcelo Augusto Dutra Labuto – Directors. São Paulo, January 31st, 2022.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniela Mussolini Llorca Sanchez Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer